UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number: 001-37563

For the month of: March, 2016

KLONDEX MINES LTD.

1055 West Hastings St., Suite 2200, Vancouver BC, V6E 2E9, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:
Form 20-F    ☐         Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016	“Barry Dahl”
Barry Dahl
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release for Earnings Call Advisory dated March 3, 2016